Form 20-F
period 1999-08-31
VIDEOFLICKS COM INC
filed 2000-03-01
CIK 1093573

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                FORM 20-F

(Mark One)

[ ] Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
                                       or
[X] Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended August 31, 1999.
                                       or
[ ] Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 [No fee required]

          For the transition period from___________________to__________________
          Commission file number__________________

                              Videoflicks.com Inc.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                           Province of Ontario, Canada
                           ---------------------------

                 (Jurisdiction of incorporation or organization)

                   106 Orenda Road, Brampton, Ontario L6W 3W6
--------------------------------------------------------------------------------
              (Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code        (905) 459-5471
                                                  ------------------------------

Securities registered or to be registered pursuant to Section 12(b) of the Act.


  Title of each class                Name of each exchange on which registered

        None
________________________             _________________________________________
________________________             _________________________________________


Securities registered or to be registered pursuant to Section 12(g) of the Act:

                           Common Shares, no par value
--------------------------------------------------------------------------------
                                (Title of Class)



Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                                      None
--------------------------------------------------------------------------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common shares as of the close of the period covered by the annual report - 16,760,462 common shares outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes X . No .

Indicate by check mark which financial statement item the Registrant has elected to follow. Item 17 X . Item 18 .

Unless otherwise indicated, all references herein are expressed in U.S. dollars.


ITEM 1.  DESCRIPTION OF BUSINESS

CORPORATE HISTORY

The Internet business of Videoflicks.com Inc. (the "Company") began operations as a division of Videoflicks Canada Limited on September 1, 1995 with the recording of it's first sales on the Internet. The Domain Name "Videoflicks.com" was registered with InterNIC Registration Services in January of 1995.

Videoflicks Canada Limited is in the business of rental and sales of videotape movies through its corporate owned stores and franchise stores. Videoflicks Canada Limited began operations as a video movie rental store in 1981 and expanded into 4 corporate owned stores with 43 franchise video rental stores operating under the Videoflicks name in Canada in 1999.

The Internet division of Videoflicks Canada Limited initially consisted of 2 employees who developed software and procedures to offer videos for sale and receive payment over the Internet. As sales began to increase more employees were added to ship movie videos and correspond with customers and web site visitors. Initially, the video movie orders were filled by the inventory of Videoflicks Canada Limited and by ordering directly from the movie distributor or movie studio. The product was shipped to Videoflicks Canada Limited, packaged and shipped out to the customer. As the number of transaction of sales grew the company began to fill some orders by drop shipment, where the order and payment is taken through the company's web site, the video is then ordered from the distributor and shipped directly from the distributor to the customer. This method accounts for 8% of current shipments in 1999. Videoflicks.com Inc. currently employs 29 people.

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

Upon amalgamation an aggregate of approximately 16,760,400 common shares and 4,180,200 Series A warrants of the Company were issued on the following basis as set forth in the Amalgamation Agreement:

     a) every five issued and outstanding common shares of Mantaur Petroleum Corporation were converted into one common share and one-half of one Series A warrant of the Company;

     b) every one common share of Videoflicks.com Limited was converted into one common share of the Company;

     c) every one common share of 1318780 Ontario Limited was converted into one common share and one-half of one Series A warrant of the Company; and

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

Utilizing proprietary software, the Company has designed a fully scalable systems architecture for the Internet shopping marketplace (i.e. the web server and connection utilized by the Company's web site can be expanded to accommodate increased web site "traffic"). The web site accommodate up to 500,000,000 `hits' per month, 50 times the current number of users on existing hardware. It has integrated all aspects of retail transaction processing, including order placement, secure payment verification, inventory control, order fulfilment and vendor invoicing in one seamless and automated process. The system's credit card encryption uses state of the art 128 bit technology. The system being used now by the Company to sell videos and DVD's can be used to sell any other products that the Company chooses to sell.
The employment of this specialized information system by the Company allows its customers to access an automated marketplace of video movies from the inventories of a large number of manufacturers and distributors and provides detailed product descriptions, product availability, delivery times, delivery status and back-order information. All sales and payments are processed electronically 24 hours a day, with limited employee involvement.

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

Total sales and revenues during the past three fiscal years ending August 31, 1999 for the Videoflicks.com Internet division of Videoflicks Canada Limited were earned almost entirely through the sales of video movies over the Internet to unrelated customers. No significant sales or revenue was earned through the Videoflicks.com Internet division of Videoflicks Canada Limited nor by the Company through any other method of sales or product except for a small quantity of recorded music in compact discs ("CDs")format. Historically, sales of videos on VHS and DVD formats and sales of CDs have represented approximately 87%, 11% and 2% respectively of total sales revenues. Total sales for the nine months ending August 31 1999 are $1,782,000 and for fiscal year ending August 31, 1998 were $820,000, August 31 1997 $431,000 and August 31 1996 $71,000. Repeat
customers account for 20% to 25% of sales. The total loss for each of these periods are, nine months ended May 31 1999 ($356,000), August 31, 1998 ($113,000), August 31, 1997 ($69,000) and August 31, 1996 ($45,000). In each of these periods the geographical breakdown of sales has remained constant with 75% to the United States, and the balance of sales being less than 5% for any other country.


BUSINESS PLAN

The Company's business strategy and plan of operations for the next twelve months is to build strong brand recognition, strengthen customer loyalty and increase customer traffic to the Videoflicks.com web site, enhance supplier relationships, maximize repeat purchasers and develop incremental revenue opportunities such as offering rental space for banner advertising on the site, while creating an economic model that is superior to that of the capital and real estate intensive traditional retailing business. Achieving increased profitability is dependent upon the Company's continued growth through its ability to generate and sustain substantially increased revenue levels. The objective of Company management is to achieve growth in both revenues and profits in a fiscally responsible and sustainable manner.

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

To date the business of the Company has operated with little or no advertising support, relying upon word-of-mouth publicity. Notwithstanding the lack of advertising support, sales generated by the Company's business for the fiscal year ended August 31, 1999 increased 117% to $1,782,000 as compared to sales for the year ended August 31, 1998. Repeat customers represent 20 to 25% of orders. For each of the last 3 fiscal years approximately 75% of sales were made to customers in the United States and of the remaining sales, no more than 5% was concentrated in any one country. Despite this historical organic growth, the Company believes that continuing to strengthen its brand is critical to achieving widespread acceptance of Videoflicks.com, particularly in light of the competitive nature of the Company's market. Promoting and positioning its brand will depend largely on the success of the Company's marketing efforts and the ability of the Company to provide high quality services. In order to promote its brand, the Company will need to increase its marketing budget and otherwise increase its financial commitment to creating and maintaining brand loyalty among users. Although sales are increasing, to date the company has not achieved profitability and has sustained losses in each period. The Company expects to continue to incur net losses for the next few years.

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

Web site development and operating infrastructure development will also be a priority. Company management believes that the development of a high volume of traffic on its web site will be a key element of its success. Therefore, the satisfactory performance, reliability and availability of the web site, transaction-processing systems and network infrastructure are critical to the Company's reputation, and its ability to attract and retain customers and maintain customer service levels. In this regard, during fiscal 1999 the Company hired additional programmers to develop its web site and additional staff to fulfill orders and ensure timely product shipments. The Company's web site development group has increased the efficiency of the data and systems management, thereby streamlining the order-processing system. The Company plans to continue to implement technology-driven enhancements to its web site to provide increasingly valuable personal service programs, make the user-interface as intuitive, engaging and fast as possible and continuously improve the efficiency of its order fulfilment activities. To meet the demands of anticipated future growth in traffic on the Company's web site the Company intends to expand and upgrade its network infrastructure by adding another T1 transmission line (a 40 megabyte per second data connection line)or similar expansion which will be required if the average number of `users' (i.e. unique visitors signing on to access the Company's web site) per day increases to 100,000 from the present rate of approximately 33,000 or if the number of `hits' (i.e. number of individual pages on the web site which are viewed by users) per month increases to 45,000,000 from the present rate of 15,000,000.

Upon amalgamation the Company succeeded to all of the assets and liabilities of each of the amalgamating companies which ceased to exist as distinct entities but merged to form the Company. Included in the assets to which the Company succeeded was the $1.2 million which one of the amalgamating companies, 1318780 Ontario Limited, had raised for the purpose of funding the Company. The Company obtained additional funding through the exercise of warrants which it issued pursuant to the amalgamation. In this regard, as of the close of business on July 23, 1999, the date of expiry of the Series "A" Warrants, an aggregate of 1,047,670 Series "A" Warrants had been exercised from which the Company realized aggregate gross proceeds of $785,752.50 and an aggregate of 1,047,670 Series "B" Warrants were issued pursuant to the exercise of the aforementioned Series "A" Warrants. As of the close of business on November 23, 1999, the date of expiry of the Series "B" Warrants, 112 Series "B" Warrants had been exercised, yielding aggregate gross proceeds of $128.80 to the Company, and the remaining 1,047,558 Series "B" Warrants expired, unexercised. The Company has outstanding and contingent stock options, granted under the Company's Stock Option Plan, exercisable to purchase up to 2,240,000 Company common shares at $0.50 per share from which the Company would realize an additional $1,120,000 if all such options were exercised. On October 26, 1999 the Company also granted a stock option to Thomson Newspapers Inc., outside of its Stock Option Plan, to purchase up to 750,000 common shares of the Company at $0.48 per share which would yield aggregate proceeds to the Company of $360,000 if all the shares were purchased under such option. The Company intends to allocate approximately 70%-75% of the funds obtained during the current fiscal year from the amalgamation and through the exercise of its Warrants and stock options principally for marketing to increase the Company's sales and the remaining 25%-30% for hardware and software improvements to the Company's web site and for general working capital purposes.

Planned expansion, growth through advertising, and upgrades to the Company's web site will require an additional estimated $5,000,000 over the next 12 months. A portion of these funds may or may not be raised through the exercising of the stock options however the Company will likely need to raise additional equity or debt financing in order to execute its business plan.

The Company views its producers and distributors as customers and seeks to utilize the substantial competitive advantages to build strong relationships with them. In addition, the demographic and purchasing data accumulated by the Company will enable it to target video studios for particular product offerings to the company's customers. Through targeted marketing and virtually unlimited shelf space the Company intends to offer suppliers enhanced promotional opportunities for new products, new video titles and second and third tier titles.

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

     WEB SITE CAPACITY

ANY INABILITY OF THE COMPANY'S WEB SITE TO ACCOMMODATE INCREASES IN WEB SITE TRAFFIC COULD HAVE A MATERIAL ADVERSE IMPACT ON FUTURE RESULTS.

Current usage amounts could increase beyond the current capacity of the Company's hardware and software limits. Failure of the Company's web site to accomodate increases in web site traffic could result in material adverse effects on the Company's business, results of operations, financial condition and continued viability. The proprietary software has been developed to be fully scaleable to accommodate up to 12,000,000 `users' (i.e. unique visitors signing on to access the Company's web site) each month, being approximately 12 times the current number of users. Current usage, being approximately 33,000 users per day (approximately 990,000 users per month) and 15,000,000 `hits'(i.e. individual web site pages viewed by users) per month is at 33% of the capacity of the existing T1 transmission line (a 40 megabyte per second data connection line), being 100,000 users per day (3,000,000 users per month) and 45,000,000 hits per month. The company also has a backup system capable of running if the primary server system becomes overused. The system has been tested to run at 80% of capacity.

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

Outages and delays could adversely affect the level of web usage and also the level of traffic. This could have a significant negative impact on the Company's sales. In addition, the web could lose its viability due to delays in the development or adoption of new standards and protocols to handle increased levels of activity or due to increased governmental regulation. The web has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and could face such outages and delays in future, including outages and delays resulting from the inability of computers or software to distinguish dates in the 21st century from dates in the 20th century. See "--Year 2000 Implications".

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

     LIQUIDITY AND CAPITAL NEEDS

THE COMPANY MAY NOT BE ABLE TO ACQUIRE THE FUNDS NEEDED TO IMPLEMENT AND COMPLETE ITS BUSINESS PLAN.

Planned expansion, growth through advertising, and upgrades to the Company's web site will require an additional estimated $5,000,000 over the next 12 months. A portion of these funds may or may not be raised through the exercising of the Series "B" Warrants and exercising of stock options. The Company will likely need to raise additional equity or debt financing. There can be no assurance that additional funding will be available or, if available, that it will be available on acceptable terms. The inability of the Company to obtain additional funding could have a material adverse impact on the business, financial condition and future prospects of the Company. There can be no assurance that the Company will be able to raise additional capital if its capital resources are exhausted.

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

     SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

Some of the statements contained in or incorporated by reference in this registration statement discuss the Company's plans and strategies for our business or state other forward-looking statements. The words "anticipate", "believe", "estimate", "expect", "plan", "intent", "should", "seek", "will" and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These forward-looking statements reflect the current views of Company management; however, various risks, uncertainties and contingencies could cause the Company's actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements, including the following:


     -- the success or failure of the Company's efforts to implement its business strategy;

     -- the other factors discussed under the heading "Risk Factors" and elsewhere in this memorandum.

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

ITEM 4.  CONTROL OF REGISTRANT

(a) At the close of business on February 28, 2000, there were 17,809,055 common shares of the Company outstanding with an authorized capital of an unlimited number of shares. To the best of Management's knowledge, the only person beneficially owning 10% or more of the Company's outstanding shares as of February 28, 2000 was Videoflicks Canada Limited which owned 8,000,000 common shares of the Company, comprising approximately 44.9% of the outstanding common shares of the Company. All of the shares of Videoflicks Canada Limited are beneficially owned by Michael Kavanagh and his spouse, as to 50% each through their respective holding companies. As a result, Mr. Kavanagh and his spouse, through their ownership of Videoflicks Canada Limited, also have beneficial ownership of the shares owned by Videoflicks Canada Limited and have effective voting control with respect to all matters requiring shareholder approval except for those matters which pursuant to the Business Corporations Act (Ontario) require approval by special resolution of shareholders (i.e. a resolution passed by at least two thirds of the votes cast at a special meeting of shareholders called for the purpose of considering the resolution).

(b) The following table lists each person who as at February 28, 2000 is known to the Registrant to be the owner of more than 10% of the Registrant's outstanding common shares, the only class of voting securities of the Registrant, and the total amount of common shares owned by the directors and officers of the Registrant as a group:


Identity of
Person or Group                     Amount Owned           Percent of Class
---------------                     ------------           ----------------


Michael Kavanagh                    8,800,000(1)                47.3%
106 Orenda Road
Brampton, Ontario L6W 3W6

Videoflicks Canada Limited          8,000,000                   44.9%
106 Orenda Road
Brampton, Ontario L6W 3W6

All directors and others as a       8,800,000(2)                47.3%
group



     1) Consists of the 8,000,000 common shares owned by Videoflicks Canada Limited, of which Mr. Kavanagh and his spouse each own 50% of the outstanding capital stock, together with the presently exercisable options to purchase 800,000 common shares held by Mr. Kavanagh.

     2) Consists of 8,000,000 common shares owned by Videoflicks Canada Limited, of which Mr. Kavanagh and his spouse each beneficially own 50% of the outstanding capital stock, together with the presently exercisable options to purchase 1,066,667 common shares held by Mr. Kavanagh. A portion of the Options held by the other directors and officers are subject to vesting requirements which provide that these options are not exercisable prior to March, 2000. See "Item 12. Options to Purchase Securities from Registrant or Subsidiaries - Stock Option Plan".

               At the close of February 28, 2000, officers and directors, as a group, owned no shares of the Company other than the 8,000,000 common shares of the Company owned by Videoflicks Canada Inc., all of the shares of which are beneficially owned by Michael Kavanagh and his spouse, as to 50% each through their respective holding companies.

(c) There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

ITEM 5.  NATURE OF TRADING MARKET

The Company's shares commenced trading over-the-counter on The Canadian Dealing Network Inc., Toronto, Ontario on April 26, 1999. The following is a summary of trading in the common shares of the Company on The Canadian Dealing Network Inc.(stated in U.S. dollars):


                              High                Low
                             -----               ----

Fiscal 1999

Third Quarter (1)            $1.80               $0.90
Fourth Quarter(2)            $0.95               $0.35




Fiscal 2000

First Quarter(3)             $0.75               $0.20
Second Quarter(4)            $0.60               $0.22


     1. For quarter ending May 31, 1999, from commencement of trading on April 26,1999.

     2. For quarter ending August 31, 1999, for trades up to and including August 31,1999.

     3. For quarter ending November 30, 1999, for trades up to and including November 30,1999.

     4. For quarter ending February 29, 2000, for trades up to and including February 28, 2000.

The closing sales price of the shares as quoted on The Canadian Dealing Network Inc. on February 28, 2000 was $0.58 per share.

Although the Company intends to apply to have its common shares quoted on the NASD (National Association of Securities Dealers) Bulletin Board, there is no trading market at present in the United States for the common shares of the Company (see "Item 1, Business of the Company - Risk Factors Affecting the Company - Lack of Market for Company's Shares").

At February 28, 2000 the Company had 2,950 shareholders of record. At February 28, 2000, there were 2,144 United States shareholders of record, holding 2,700,536 shares, which represented approximately 15.2% of the outstanding shares.


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

A non-Canadian would acquire control of the Company for purposes of the Investment Act if the non- Canadian acquired a majority of the common shares. The acquisition of less than a majority but one-third or more of the common shares would be presumed to be an acquisition of control of the Company unless it could be established that, on acquisition, the Company was not controlled in fact by the acquirer through the ownership of common shares. Notwithstanding the review provisions, any transaction involving the acquisition of control of a Canadian business or the establishment of a new business in Canada by a non-Canadian is a notifiable transaction and must be reported to Industry Canada by the non-Canadian making the investment either before or within thirty (30) days after the investment.

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

     (ii) aggregate gross revenue from sales in, from or into Canada that exceed $400,000,000 for the most recently completed fiscal year shown on the said financial statements; and

     (iii)the party being acquired or corporations controlled by that party must have gross assets in Canada, or gross revenues from sales in or from Canada, exceeding $35,000,000 as shown on the said financial statements. Acquisition of shares carrying up to 20% of the votes of a publicly traded corporation, or 35% of the votes in a private corporation will not be subject to pre-notification, regardless of the above thresholds. However, exceeding the 20% or the 35% threshold, and again exceeding the 50% threshold, gives rise to an obligation of notification if the size threshold is met.

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

ITEM 7.  TAXATION

The following summary describes the principal Canadian federal income tax considerations generally applicable to a holder of the Company's shares who, for purposes of the Income Tax Act (Canada) (the "Canadian Tax Act") and the Canada-

United States Income Tax Convention, 1980 (the "Convention") and at all relevant times is resident in the United States and not resident in Canada, deals at arm's length with the Company, holds the Company's shares as capital property, and does not use or hold and is not deemed to use or hold the Company's shares in or in the course of carrying on business in Canada (a "United States Holder").

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



                              VIDEOFLICKS.COM INC.
                             SELECTED FINANCIAL DATA
                      (EXPRESSED IN UNITED STATES DOLLARS)


                                       AUGUST 31             AUGUST 31           AUGUST 31            AUGUST 31
                                          1999                  1998                1997                1996
                                       12 MONTHS             12 MONTHS           12 MONTHS           12 MONTHS
                                 ----------------------- ------------------- ------------------- -------------------

Net Operating Revenues                  $1,782,000             $820,000           $431,000             $71,000

Operating Loss                          $1,032,000             $113,000           $ 69,000             $45,000

Loss Per Share                          $     0.06             $   0.01           $   0.01             $  0.01

Total Assets                            $1,250,000             $ 12,000           $ 18,000             $27,000

Long Term Obligations                   $        0             $      0           $      0             $     0

Redeemable Preferred
Stock                                   $        0             $      0           $      0             $     0

Cash Dividends Declared
Per Common Share
                                        $        0             $      0           $      0             $     0
                                 ----------------------- ------------------- ------------------- -------------------

EXCHANGE RATES
(CDN$ TO US$)

Period End                                  0.6698               0.6396             0.7203              0.7314

Average                                     0.6637               0.6949             0.7310              0.7335

Low                                         0.6375               0.6311             0.7130              0.7212

High                                        0.6917               0.7307             0.7540              0.7535

EXCHANGE RATE @
JANUARY 27, 2000 - .6952


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

The historical financial statements presented herein in respect of the fiscal years ended August 31, 1998 and 1997 reflect the carved-out operations of the Internet business of Videoflicks Canada Limited on a continuity of interest basis. During part of these fiscal periods acquisitions by the Company's business were financed as a division of Videoflicks Canada Limited. The financial results of the individual companies which amalgamated to form the Company are not presented or commented on as they do not reflect the business activity the Company is currently involved.

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

RESULTS OF OPERATIONS

Fiscal 1999 Compared to Fiscal 1998

For the year ended August 31, 1999 sales increased to $1,782,000 compared to $820,000 for the same period ended August 31, 1998, an increase of 117%. This sales growth was a result of increased sales orders. The selling price of the product and product mix has remained constant year over year. The company believes that competitive product pricing, high customer service and prompt delivery meeting customers' needs is the reason for the increase in sales orders. Also, in 1999 a decision was made to reduce the shipping charges to customers to a level that competitive companies were charging. Repeat customers represented 20% to 25% of orders. Cost of sales for the year ending August 31, 1999 was $1,204,000.


Wages and benefits have increased significantly in 1999 over 1998 due primarily to the increase in sales volumes. Additional staff was hired to fulfill orders and ship product in a timely manner. Since this time, Company management has invested in streamlining the order processing system by increasing efficiencies in data management and systems management. As a result, management believes that future increases in sales will not lead to corresponding increases in personnel to process orders and that the average shipping costs per order will decrease. The increase in wages also reflects the hiring of additional programmers for the year ended August 31, 1999 to enhance the web site and program better tracking of customers purchases from ordering product through to the shipping stages.

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

Depreciation of capital assets has increased for the year ended August 31, 1999 over 1998 from $4,000 to $25,000 due to the increase in asset purchases.

The gross profit rate for the year ended August 31, 1999 moved insignificantly from 33% in 1998 to 32% in 1999. This slight decrease was due to management's decision to reduce shipping charges to match competitor's rate, and due to the implementation of partial shipments, which increased the shipping costs with no increase in revenues. These changes have reduced the margin on the gross profit figures in 1999 slightly.

The net loss for the year ended August 31, 1999 of $1,032,000 was comprised mostly of a $554,000 charge for investor relations and $274,000 for advertising expenses. The balance of $204,000 loss is made up of increased costs of order processing, systems upgrades and preparing for expansion in the near future.

The prepaid expenses account includes retainers paid to on-line service providers. They are deposits made to the suppliers for services that are to be provided at a later date. As such they are recorded as prepaid items.

The Company made significant investments in assets of computer hardware and software in the year ended August 31,1999 to upgrade the web site and increase capacity for the future. The Company believes that the continued development of its software and systems to allow the consumer to purchase product more easily, to increase their selection of product and to make the shopping experience more personalized and enjoyable will increase its sales and customer base over the coming periods.

Inventory of product for sale increased as the Company purchased hard to find and specialized products for inventory for the year ended August 31,1999. Prior to this period the company operated as a division of Videoflicks Canada Limited, which held the inventory. The Company has entered into an agreement with Videoflicks Canada Limited to purchase product for sale at prices that are the same as those purchased from a third party vendor. This agreement allows the Company to purchase product from a secure source without having to set up terms with suppliers or maintain a sizeable inventory. The advances from Videoflicks Canada Limited reflect the accounts payable owed to it for these purchases.

The increase in net cash of $1,020,000 for the year ended August 31, 1999 was primarily due to the $1,200,000 cash acquired on amalgamation plus the $786,000 proceeds from the exercise of the Series A Warrants less the issue costs.


Fiscal 1998 Compared to Fiscal 1997

Net sales increased to $820,000 for the fiscal year ended August 31,1998 compared to $431,000 for the year ended August 31,1997. Sales have increased dramatically year over year. This increase in sales dollars is due to an increase in volume of product sold and not to an increase in prices. Prices have been steady for the past year.

Advertising expenses include all marketing and advertising expenses. The figures shown in 1998 reflect an initial on-line media buy and print purchase to see if advertising has an effect on the number of visitors to the site and an increase in sales. The results indicated there is an increase that has led management to commit $600,000 of the funds raised in March of 1999 for an initial advertising campaign to begin in August of 1999. However management of the Company subsequently determined that the initial advertising campaign would not be a sufficiently cost effective means of generating new customers and therefore decided not to proceed with the proposed campaign.

Cost of sales for the year ended August 31,1998 were $553,000 compared to $290,000 for the year ended August 31,1997. This amount as a percentage of sales has remained constant from the previous year at 67%.

Wages increased significantly as compared to 1997 as a result of increased business activity. More staff was hired to fulfil orders due to the increased volume of sales. The increase in Information Technology wages is due to more programmers being hired to upgrade the web site and develop better software systems.

Capital expenditures are recorded at book value and have been minimal during this period.

Gross profit remained constant for the years ending August 31,1998 and August 31,1997 at 33%. This is due to management's decision to concentrate on selling video product that has a higher mark-up, and sourcing various suppliers to attain the least cost on purchases of video product for sale.


Fiscal 1997 Compared to Fiscal 1996

Net sales increased to $431,000 for the year ended August 31,1997 compared to $71,000 for the year ended August 31,1996. This increase in sales is largely due to an increase in volume by users surfing the Internet, finding the site and making a purchase. A small portion of the increase in sales is due to management raising the price of products for sale. Cost of sales for the year ended August 31,1997 were $290,000 compared to $54,000 for the year ended August 31,1996. Gross profit for the year ending August 31,1997 increased to 33% from 24% in the year ended August 31,1996.

The lower margin in 1996 reflects the beginning of the business and management determining the margins which they want to achieve in the operation. Prices were increased to achieve higher margins through the year 1997 compared to 1996 on product for sale as management recognized the expenses of purchasing and shipping various video products. In 1997 management also began sourcing product from other suppliers which had the same good for lower cost. This also contributed to the high margins.

Capital expenditures are recorded at book value and have been minimal this period.

Wages increased significantly as compared to 1996 as a result of increased business activity. The largest increase is in Information Technology wages as a full time programmer was hired to further develop the site. Wages and benefits increased in 1997 as a result of the increased volume of sales compared to 1996.

LIQUIDITY AND CAPITAL RESOURCES

Supplementary to the $1,200,000 obtained by the Company in connection with the amalgamation, an aggregate of 610,900 Series A Warrants of the Company were exercised up to May 31, 1999 from which the Company realized aggregate gross proceeds of $458,175 and subsequent to May 31, 1999 an additional 436,770 Series A Warrants of the Company were exercised from which the Company realized aggregate gross proceeds of $327,577.50; in total 1,047,670 Series A Warrants were exercised up to July 23, 1999, the date of expiry of the Series A Warrants, yielding aggregate gross proceeds of $785,752.50. Upon the exercise of the aforementioned Series A Warrants an aggregate of 1,047,670 Series B Warrants were issued. Each Series B Warrant was exercisable to purchase one common share of the Company at the price of $1.15 per share on or before November 23, 1999. As of the close of business on November 23, 1999, the date of expiry of the Series "B" Warrants, 112 Series "B" Warrants had been exercised, yielding aggregate gross proceeds of $128.80 to the Company, and the remaining 1,047,648 Series "B" Warrants expired, unexercised. The Company also has outstanding and contingent stock options exercisable to purchase up to 3,523,333 Company common shares at $0.50 per share and 750,000 Company common shares at $0.48 per share.

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

During the period from the beginning of Internet operations in September 1995 to May 31, 1999, the exchange rates ($CDN to $US) have varied from a low of 0.6311 to a high of 0.7540 with a weighted average of 0.7059 as disclosed in Item 8, of this Form 20-F.

Applying these exchange rates to the operations for the nine months ended August 31, 1999 would result in the following variations:


                                                PER                                              WEIGHTED
                                           FINANCIAL             LOW             HIGH             AVERAGE
                                           STATEMENTS          (0.6311)         (0.7540)         (0.7059)
                                         -------------      ------------     -----------       -----------


Sales                                     $ 1,782,000       $ 1,782,000      $ 1,782,000       $ 1,782,000
Cost of sales                               1,204,000         1,144,000        1,367,000         1,280,000
                                          -----------       ---------------- -----------       -----------

Gross profit                                  578,000           377,000          415,000           502,000

Investor
relations                                     554,000           554,000          554,000           554,000

Other expenses                              1,056,000         1,015,000        1,199,000         1,123,000
                                          -----------        ----------      -----------       -----------

Operating loss                            $ 1,032,000        $  931,000      $ 1,338,000       $ 1,175,000
                                          ===========        ==========      ===========       ===========

Loss per share                                  (0.06)            (0.05)           (0.08)            (0.07)
                                          ===========        ==========      ===========       ===========



ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

The following table outlines the names and municipalities of residence of each of the directors and officers of the Company and their principal occupations. All persons have served in these capacities since March 23,1999. Each director is expected to hold these positions until the next Annual General Meeting of shareholders.


     Name and Municipality
         of Residence                              Office
     ---------------------          ------------------------------------

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

The following table sets out information relating to options to purchase common shares granted by the Company under its stock option plan that are outstanding as at the date hereof with the number of persons in each category shown in parentheses:


                                        Number of
                                         Common                      Exercise
                                         Shares                       Price                       Expiry
                                        Optioned                    Per Share                      Date
                                  -------------------               ---------               -------------------

Directors & Officers

M.  Kavanagh                             800,000                      $0.50                  March 23, 2004
                                         266,667                      $0.50                  December 21, 2004

J.  Waddell                              400,000(1)                   $0.50                  March 23, 2004
                                         133,333                      $0.50                  December 21, 2004

R.  Bray                                 400,000(1)                   $0.50                  March 23, 2004
                                         133,333                      $0.50                  December 21, 2004

A.  Karp                                 300,000(1)                   $0.50                  April 22, 2004
                                       ---------
                                       2,433,333

All Other Option Holders                 140,000                      $0.50                  April 22, 2004
                                       ---------



                                      -36-

Total                                  2,573,333(2)
                                       ---------


1. These Options vest as to one third thereof on each of the first, second and third anniversaries of their date of grant.

2. Options to acquire an additional 200,000 common shares at $0.50 per share on or before April 22, 2004 have been granted subject to compliance of such grant with applicable securities legislation.


OPTIONS OUTSIDE STOCK OPTION PLAN

Pursuant to an agreement entered into with Thomson Newspapers Inc. ("Thomson") on October 26, 1999, the Company granted an option to Thomson to acquire, at any time and from time to time, on or after August 10, 2000 up to 750,000 common shares of the Company at the price of $0.48 per share. This option has no expiry date.

Pursuant to an agreement dated as of February 23, 2000 the Company granted an option to James H. Simpson to acquire up to 750,000 common shares of the Company at the price of $0.50 per share until February 23, 2005.


ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

     a)   Upon amalgamation, the Company succeeded to the following agreements:

          1) A Supply Agreement which was made between Videoflicks Canada Limited, a Company of which Michael Kavanagh and his spouse together beneficially own 100% of equity shares, and its wholly-owned subsidiary, Videoflicks.com Limited, under which Videoflicks Canada Limited agreed to sell videos to Videoflicks.com Limited at the wholesale catalogue price charged by arm's length wholesalers of videos, plus shipping and applicable taxes. The value of purchases from Videoflicks Canada Limited for the nine months ended May 31, 1999 was $893,000 of video product;

          2) A Sub-Lease Agreement made between Videoflicks Canada Limited and Videoflicks.com Limited pursuant to which the Company sub-leases 15% of the space leased by Videoflicks Canada Limited at 1654 Avenue Road, Toronto, Ontario. The amount of rent paid to Videoflicks Canada Limited for the nine months ended May 31, 1999 was $15,000; and

          3) Employment Agreements made between Videoflicks.com Limited and each of Michael Kavanagh, John Waddell and Robert Bray as described in more detail under "Employment Contracts" under Item 11 hereof.

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

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED

Not applicable.

ITEM 17. FINANCIAL STATEMENTS

Audited balance sheet as at August 31, 1999 and August 31, 1998 and the audited statements of operations, deficit and cash flow for the years ended August 31, 1999, August 31, 1998 and August 31, 1997, which are reported on by BDO Dunwoody LLP. The historical financial statements in respect of the years ended August 31, 1998 and 1997 reflect the carved-out operations of the Internet business of Videoflicks Canada Limited on a continuity of interest basis. The financial statements have been prepared by management of the Company in accordance with generally accepted accounting principles in Canada which are not materially different from generally accepted accounting principles in the United States. In the preparation of the financial statements there were no material issues requiring reconciliation of Canadian with United States generally accepted accounting principles.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

(1)  Financial Statements

Audited balance sheet as at August 31, 1999 and August 31, 1998 and the audited statements of operations, deficit and cash flow for the years ended August 31,1999, August 31, 1998 and August 31, 1997, which are reported on by BDO Dunwoody LLP. The historical financial statements in respect of the years ended August 31, 1998 and 1997 reflect the carved-out operations of the Internet business of Videoflicks Canada Limited on a continuity of interest basis. The financial statements have been prepared by management of the Company in accordance with generally accepted accounting principles in Canada which are not materially different from generally accepted accounting principles in the United States. In the preparation of the financial statements there were no material issues requiring reconciliation of Canadian with United States generally accepted accounting principles.

(2)  Exhibits

All of the following exhibits were previously filed with the Securities and Exchange Commission:


          1.   Articles of Amalgamation and By-laws

          2.   Material Agreements

               2.1  Employment Agreement with Michael Kavanagh
               2.2  Employment Agreement with Robert Bray
               2.3  Employment Agreement with John Waddell
               2.4  Supply Agreement with Videoflicks Canada Limited

               2.5 Sub-lease Agreement with Videoflicks Canada Limited
               2.6 Stock Option Agreement with Michael Kavanagh
               2.7 Stock Option Agreement with Robert Bray
               2.8 Stock Option Agreement with John Waddell
               2.9 Stock Option Agreement with Alan Karp
               2.10 Coverstory Agreement with Thomson Target Media
               2.11 Stock Option Agreement with Thomson Newspapers Inc.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              VIDEOFLICKS.COM INC.



                                              By: /s/ MICHAEL KAVANAGH
                                                  ------------------------------
                                              Michael P. Kavanagh
                                              President and Chief
                                              Executive Officer

                                              February 29, 2000

                                                            VIDEOFLICKS.COM INC.
                                                            FINANCIAL STATEMENTS
                              FOR THE YEARS ENDED AUGUST 31, 1999, 1998 AND 1997

VIDEOFLICKS.COM INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 1999



                                                                        CONTENTS
================================================================================

AUDITOR'S REPORTS                                                              2

FINANCIAL STATEMENTS

  Balance Sheet                                                                3

  Statement of Deficit                                                         4

  Statement of Operations                                                      5

  Statement of Cash Flows                                                      6

  Summary of Significant Accounting Policies                             7 and 8

  Notes to Financial Statements                                          9 to 14


================================================================================
                                                                AUDITOR'S REPORT
--------------------------------------------------------------------------------



TO THE SHAREHOLDERS OF
VIDEOFLICKS.COM INC.



We have audited the balance sheet of Videoflicks.com Inc. as at August 31, 1999 and 1998 and the statements of operations, deficit and cash flows for the years in the three year period ended August 31, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at August 31, 1999 and 1998 and the results of its operations and cash flows for the years in the three year period ended August 31, 1999 in accordance with Canadian generally accepted accounting principles.



BDO Dunwoody LLP
Chartered Accountants


Owen Sound, Ontario
October 13, 1999

================================================================================
                                                            VIDEOFLICKS.COM INC.
                                                                   BALANCE SHEET
                                            (EXPRESSED IN UNITED STATES DOLLARS)
--------------------------------------------------------------------------------


AUGUST 31                                                                           1999            1998
--------------------------------------------------------------------------------------------------------

ASSETS

CURRENT
  Cash                                                                        $  1,020,000    $       --
  Accounts receivable                                                               58,000            --
  Inventory                                                                         49,000            --
  Prepaid expenses and deposits                                                      9,000            --
                                                                              ------------    ----------
                                                                                 1,136,000            --

CAPITAL ASSETS (Note 3)                                                            114,000        12,000
                                                                              ------------    ----------
                                                                              $  1,250,000    $   12,000
========================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT
  Accounts payable and accrued liabilities                                    $    420,000    $       --
  Due to related company (Note 4)                                                   56,000            --
                                                                              ------------    ----------
                                                                                   476,000            --
                                                                              ------------    ----------

SHAREHOLDERS' EQUITY
  Share capital (Note 2)                                                         1,799,000            --
  Equity (deficit) (Page 4)                                                     (1,025,000)       12,000
                                                                              ------------    ----------
                                                                                   774,000        12,000
                                                                              ------------    ----------
                                                                              $  1,250,000    $   12,000
========================================================================================================

Approved by:

/s/  Michael P. Kavanagh
--------------------------------------------

President and CEO

/s/  Robert Bray
--------------------------------------------


CFO

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

================================================================================
                                                            VIDEOFLICKS.COM INC.
                                                            STATEMENT OF DEFICIT
                                            (EXPRESSED IN UNITED STATES DOLLARS)

FOR THE YEARS ENDED AUGUST 31                                     1999              1998               1997
-----------------------------------------------------------------------------------------------------------

EQUITY, beginning of the year                              $     12,000        $   12,000      $    12,000

NET LOSS FOR THE YEAR (Page 5)                               (1,032,000)         (113,000)         (69,000)

CAPITAL CONTRIBUTION TO INTERNET OPERATIONS
   PRIOR TO ACQUISITION (Note 6)                                   7,000           113,000          69,000

RECLASSIFICATION OF NET ASSETS ACQUIRED OF
   INTERNET OPERATIONS TO SHARE CAPITAL                         (12,000)               --               --
                                                           ------------        ----------     ------------

EQUITY (DEFICIT), end of the year                          $ (1,025,000)       $   12,000     $     12,000
==========================================================================================================

  The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

================================================================================
                                                            VIDEOFLICKS.COM INC.
                                                         STATEMENT OF OPERATIONS
                                            (EXPRESSED IN UNITED STATES DOLLARS)




FOR THE YEARS ENDED AUGUST 31                                     1999              1998               1997
-----------------------------------------------------------------------------------------------------------


REVENUE                                                     $  1,782,000       $   820,000     $    431,000

COST OF SALES                                                  1,204,000           553,000          290,000
                                                            ------------       -----------     ------------
GROSS PROFIT                                                     578,000           267,000          141,000
                                                            ------------       -----------     ------------

EXPENSES
    Advertising                                                  274,000            23,000               --
    Site operating                                                72,000            88,000           26,000
    Wages and benefits                                           381,000           124,000           89,000
    Information Technology
      Department wages                                           167,000            69,000           39,000
    Rent                                                          19,000            21,000           22,000
    Administration                                               118,000            49,000           26,000
    Amortization of capital assets                                25,000             6,000            8,000
    Investor relations                                           554,000                 -                -
                                                            ------------       -----------     ------------
                                                               1,610,000           380,000          210,000
                                                            ------------       -----------     ------------
NET LOSS FOR YEAR                                           $ (1,032,000)      $  (113,000)    $    (69,000)
                                                            ============       ===========     ============
LOSS PER SHARE (NOTE 5)                                     $      (0.09)      $     (0.01)    $         --
===========================================================================================================

  The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

================================================================================
                                                            VIDEOFLICKS.COM INC.
                                                         STATEMENT OF CASH FLOWS
                                            (EXPRESSED IN UNITED STATES DOLLARS)

FOR THE YEARS ENDED AUGUST 31                                     1999              1998              1997
----------------------------------------------------------------------------------------------------------


CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES
  Net loss for the year                                  $    (1,032,000)    $   (113,000)     $   (69,000)
    Amortization of capital assets                                25,000            6,000            8,000
    Changes in non-cash working capital balances
        Accounts receivable                                      (58,000)              --               --
        Inventory                                                (49,000)              --               --
        Prepaid expenses                                          (9,000)              --               --
        Accounts payable                                         420,000           (6,000)          (8,000)
                                                         ---------------     ------------      -----------
                                                                (703,000)        (113,000)         (69,000)
                                                         ---------------     ------------      -----------


INVESTING ACTIVITIES
  Purchase of capital assets                                    (127,000)              --               --
                                                         ---------------     ------------      -----------

FINANCING ACTIVITIES
  Advances from Videoflicks Canada Limited                        56,000               --               --
  Proceeds from Series A warrants                                786,000               --               --
  Cash acquired upon amalgamation (note 1(b))                  1,200,000               --               --
  Capital contribution to internet operations
      prior to acquisition                                         7,000          113,000           69,000
  Net issue costs                                               (199,000)              --               --
                                                         ---------------     ------------      -----------
                                                               1,850,000          113,000           69,000
                                                         ---------------     ------------      -----------

INCREASE IN CASH DURING THE YEAR                               1,020,000               --               --

CASH, beginning of year                                               --               --               --
                                                         ---------------     ------------      -----------

CASH, end of year                                        $     1,020,000     $         --      $        --
==========================================================================================================

  The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

================================================================================
                                                            VIDEOFLICKS.COM INC.
                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
                                            (EXPRESSED IN UNITED STATES DOLLARS)

AUGUST 31, 1999
--------------------------------------------------------------------------------

NATURE OF BUSINESS                  The Company was incorporated under the laws
                                    of Ontario on July 4, 1997 as
                                    Videoflicks.com Limited. Following an
                                    amalgamation on March 23, 1999, the company was continued as Videoflicks.com Inc. The company is engaged in the business of selling pre-recorded video/movie cassettes through an internet world wide web site.


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

REVENUE RECOGNITION                 The Company sells merchandise to consumers
                                    over the internet. These transactions are paid by credit card and the Company is the credit card merchant of record. These transactions are recorded at the aggregate retail value at the time of the shipment net of any discounts or rebates. Costs of sales include all direct costs incurred to fulfill the order (product costs, handling, etc.). The Company provides an allowance for sales returns based on its actual experience.

INVENTORY                           Inventory is stated at the lower of cost
                                    and net realizable value. Cost is
                                    determined on a weighted average cost
                                    basis.

================================================================================
                                                            VIDEOFLICKS.COM INC.
                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
                                            (EXPRESSED IN UNITED STATES DOLLARS)

AUGUST 31, 1999
--------------------------------------------------------------------------------

CAPITAL ASSETS                      Management reviews long-lived assets for
                                    impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and, if deemed impaired, measurement and recording of an impairment loss is based on the fair value of the asset. Capital assets are recorded at cost less accumulated amortization. Office equipment is being amortized over three years on a straight-line basis.

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

================================================================================
                                                            VIDEOFLICKS.COM INC.
                                                   NOTES TO FINANCIAL STATEMENTS
                                            (EXPRESSED IN UNITED STATES DOLLARS)

AUGUST 31, 1999
--------------------------------------------------------------------------------

1.   BUSINESS COMBINATIONS AND BASIS OF ACCOUNTING

     (a)  INCORPORATION AND BUSINESS ACQUISITION

          Videoflicks.com Limited was incorporated under the laws of Ontario on July 4, 1997 and issued 100 common shares for $100.

          Effective November 30, 1998, the Videoflicks.com Limited acquired from Videoflicks Canada Limited the business of selling pre-recorded video/movie cassettes through an internet world wide web site (the "Business") in exchange for 7,999,900 common shares. For purposes of the exchange the Business acquired was valued at $5,148,000, however, for accounting purposes the assets acquired are valued at their carrying values and goodwill as well as other intangible assets including the domain name "Videoflicks.com" for $5,136,000 is not recorded because the companies were under common control.

          The net assets acquired at carrying values as at November 30, 1998 were as follows:

          Computer equipment                                                                 $        11,000
          Software                                                                                     1,000
                                                                                             ---------------
          Total consideration attributed to shares of Videoflicks.com Limited                $        12,000
                                                                                             ===============

          The historical financial statements for the years ended August 31, 1998 and 1997 reflect the carved-out operations of the internet business of Videoflicks Canada Limited on a continuity of interest basis. The internet business began operations September 1, 1995 as a division of Videoflicks Canada Limited and operated as such until November 30, 1998 when the internet business was acquired by Videoflicks.com Limited as described above.

     (b)  AMALGAMATION AND REVERSE TAKE OVER

          Pursuant to an amalgamation agreement effective March 23, 1999, Videoflicks.com Limited was amalgamated with Mantaur Petroleum Corporation (Mantaur) and 1318780 Ontario Limited (Ontco). The Amalgamated Company continues under Videoflicks.com Inc.

          Upon amalgamation all issued common shares of Mantaur and Ontco were exchanged for units of Videoflicks.com Inc., each unit consisting of one common share and one-half Series A Share Purchase Warrant. The transaction resulted in the former shareholders of Videoflicks.com Limited owning 47.7% of Videoflicks.com Inc. The exercising of Series A and Series B warrants referred to in Note 2(iii) during the period resulted in the former shareholders owning 44.9% at August 31, 1999. If all remaining Series B Warrants referred to in Note 2(iii) are exercised the former shareholders holdings will be diluted to 44.2%. The former shareholders of Videoflicks.com Limited will still own the controlling block of shares and will have the majority representation on the Board of Directors of Videoflicks.com Inc., therefore, the amalgamation has been treated for accounting purposes as an acquisition of Mantaur and Ontco by Videoflicks (the acquirer for accounting purposes), referred to as a "reverse take-over". Application of "reverse take-over" accounting results in the following:

================================================================================
                                                            VIDEOFLICKS.COM INC.
                                                   NOTES TO FINANCIAL STATEMENTS
                                            (EXPRESSED IN UNITED STATES DOLLARS)

AUGUST 31, 1999
--------------------------------------------------------------------------------

1.   BUSINESS COMBINATIONS AND BASIS OF ACCOUNTING (CONTINUED)

     (i) Videoflicks.com Limited is deemed to be the acquirer for accounting purposes; its assets and liabilities are included in the balance sheet at their carrying values.

     (ii) The acquisition of Mantaur and Ontco is accounted for under the purchase method. The net assets acquired at fair value as at March 23, 1999 were as follows:


                                                                              ONTCO           MANTAUR
                                                                       ------------        ----------

               Cash                                                    $  1,200,000        $    3,000
               Capital assets                                                    --             6,000

                                                                          1,200,000             9,000
               Less:  Liabilities assumed
                      Accounts payable                                           --            93,000
                                                                       ------------        ----------

               Total consideration attributed to shares
                 of Amalgamated Videoflicks                            $  1,200,000        $  (84,000)
                                                                       ============        ==========



     The deficit of Mantaur was recorded as a cost of issue.
--------------------------------------------------------------------------------

2.   SHARE CAPITAL

     (i)  AUTHORIZED

          Unlimited number of common shares

     (ii) ISSUED


               Videoflicks.com Limited
                Issued on incorporation                                      $         100               --
                Shares issued upon purchase
                of "Business" (Note 1(a))                                        7,999,900           12,000
               Mantaur Petroleum Corporation shareholders                        5,960,462               --
               1318780 Ontario shareholders                                      2,400,000        1,200,000
               Advisory services fees                                              400,000          200,000
               Cost of issue                                                            --         (399,000)
                                                                             -------------      -----------
                                                                                16,760,462        1,013,000

               Series A Warrants exercised                                       1,047,667          786,000
               Series B Warrants exercised                                              11               --
                                                                             -------------      -----------
                                                                             $  17,808,140      $ 1,799,000
                                                                             =============      ===========


================================================================================
                                                            VIDEOFLICKS.COM INC.
                                                   NOTES TO FINANCIAL STATEMENTS
                                            (EXPRESSED IN UNITED STATES DOLLARS)

AUGUST 31, 1999
--------------------------------------------------------------------------------

2.  SHARE CAPITAL (CONTINUED)

          Advisory service fees are share remuneration to an arm's-length investment dealer for assistance in raising $1,200,000 in Ontco. These have been included as a cost of issue.

          Prior to the amalgamation, Mantaur was at arm's-length with Videoflicks.com Limited and Videoflicks Canada Limited, Ontco was incorporated to raise capital for the amalgamated company and Videoflicks.com Limited was a 100% owned subsidiary of Videoflicks Canada Limited.

     (iii)WARRANTS

          Videoflicks.com Inc has the following warrants to issue common shares outstanding:


                                                                               SERIES A             SERIES B
                                                                           ------------          -----------


               Warrants issued on amalgamation                               4,180,200                    --
               Warrants exercised during the period                         (1,047,667)                  (11)
               Warrants issued during the period                                    --             1,047,667
               Warrants expired during period                               (3,132,533)                   --
                                                                            ----------           -----------
               Unexercised warrants at August 31, 1999                              --             1,047,656
                                                                            ==========           ===========


          Series A Warrants were exercisable at $0.75 per warrant until four (4) months following the effective date of the amalgamation to purchase one Class B Unit; each Class B Unit consists of one Videoflicks.com Inc. common share and one Videoflicks.com Inc. Series B Warrant. Each Series B Warrant will enable the holder to subscribe for one Videoflicks.com Inc. common share at $1.15 until eight (8) months following the effective date of the amalgamation. Subsequent to August 31, 1999 no Series B Warrants were exercised. The Series B Warrants will expire on November 23, 1999.

     (iv) STOCK OPTION PLAN

          Videoflicks.com Inc. has established a directors, officers, eligible employees and consultants stock option plan (the "Plan"). The maximum number of common shares that may be reserved for issuance under the Plan is limited to 4,000,000 common shares.

          Subsequent to the Amalgamation on March 23, 1999, options were granted to purchase 2,040,000 common shares at an exercise price of the current market value at the date of issue, of $0.50 per share expiring in March and April, 2004. All options vest as to one third thereof on each of the first, second and third anniversaries of their date of grant except for 800,000 options granted to one director, all of which vested immediately. Options to acquire an additional 200,000 common shares at $0.50 per share on or before April 22, 2004 have been granted.

================================================================================
                                                            VIDEOFLICKS.COM INC.
                                                   NOTES TO FINANCIAL STATEMENTS
                                            (EXPRESSED IN UNITED STATES DOLLARS)

AUGUST 31, 1999
--------------------------------------------------------------------------------
3.  CAPITAL ASSETS


                                                                 1999                                   1998
                                                          ACCUMULATED                            Accumulated
                                              COST       AMORTIZATION               Cost        Amortization
                                  ----------------       ------------           --------        ------------


      Furniture and fixtures      $        18,000        $      2,000           $     --        $         --
      Computer equipment                  115,000              36,000             31,000              20,000
      Computer software                    26,000               7,000              1,000                  --
                                  ---------------        ------------           --------        ------------
                                  $       159,000        $     45,000           $ 32,000        $     20,000
                                  ===============        ============           ========        ============
      Net book value                                     $    114,000                           $     12,000
                                                         ============                           ============

--------------------------------------------------------------------------------


4.   RELATED PARTY TRANSACTIONS

     Amounts due to related parties are as follows:

                                                                            1999               1998
                                                                       ---------            -------

     Videoflicks Canada Limited                                        $  56,000            $    --



     The amount due at August 31, 1999 is non interest bearing and is due on demand.

     Accounts payable and accrued liabilities include $82,000 due to Videoflicks Canada Limited, payable at normal trade terms and conditions.

     The company has entered into the following transactions with a related party, Videoflicks Canada Limited. Videoflicks Canada Limited owns the controlling block of shares of the Company. These transactions are in the normal course of operations and are measured at the exchange value (the amount of consideration established and agreed to by the related parties).

                                                                  1999              1998              1997
                                                            ------------       -----------       ---------

      Purchases and freight                                  $ 1,150,000       $   533,000       $  708,000
      Wages and benefits                                         153,000           124,000          106,000
      Information Technology Department wages                     63,000            69,000           40,000
      Rent                                                        19,000            21,000           11,000
      Administration                                              81,000            49,000           28,000
                                                             -----------       -----------       ----------
                                                             $ 1,466,000       $   796,000       $  893,000

     The company has entered into a supply agreement with Videoflicks Canada Limited under which Videoflicks Canada Limited has agreed to sell videos to Videoflicks.com Inc. at the wholesale catalogue price charged by arm's-length wholesalers of videos, plus shipping and applicable taxes.

================================================================================
                                                            VIDEOFLICKS.COM INC.
                                                   NOTES TO FINANCIAL STATEMENTS
                                            (EXPRESSED IN UNITED STATES DOLLARS)

AUGUST 31, 1999
--------------------------------------------------------------------------------

4.   RELATED PARTY TRANSACTIONS (CONTINUED)

     Cost of sales and operating expenses do not include any mark up from the costs of Videoflicks Canada Limited.

     Administration expense is recorded at 15% of other operating expenses for the period September 1, 1995 to March 23, 1999. This charge to Internet Operations reflects an allocation of overhead costs including management, administration, accounting services and office costs. Subsequent to March 23, 1999, administrative costs were incurred directly by the company.


--------------------------------------------------------------------------------

5.   LOSS PER SHARE

     Loss per share has been calculated based on the weighted average number of shares outstanding for each period. For the years ended August 31, 1998 and 1997, the weighted number is 8,000,000 and represents the shares outstanding after the recapitalization of the operating company and the amalgamation (see note 1). For the year ended August 31, 1999 the weighted average number of shares is 11,109,218.

     The Company had losses for all the years presented, therefore the exercise of the warrants and employee stock options would have an antidilutive effect on loss per share.

     Under United States generally accepted accounting principles for the years ended August 31, 1998 and 1997, the weighted number is 16,760,462 and represents the shares outstanding after the recapitalization of the operating company and the amalgamation. For the year ended August 31, 1999 the weighted average number of shares is 16,981,476. The loss per share would be:


                                                                  1999              1998           1997
                                                             ---------         ---------      ---------

    Loss per share                                           $   (0.06)        $   (0.01)     $      --
                                                             =========         =========      =========



--------------------------------------------------------------------------------

6.   CAPITAL CONTRIBUTION TO INTERNET OPERATIONS PRIOR TO ACQUISITION

     The statements of operations represent the results of the internet operations on a continuity of interest basis. All losses incurred prior to the acquisition on November 30, 1998 were losses of Videoflicks Canada Limited which operated the internet operations. The capital contributions, net of the losses, are presented as the assets of the internet division.

================================================================================
                                                            VIDEOFLICKS.COM INC.
                                                   NOTES TO FINANCIAL STATEMENTS
                                            (EXPRESSED IN UNITED STATES DOLLARS)

AUGUST 31, 1999
--------------------------------------------------------------------------------

7.   INCOME TAXES

     The reconciliation of income taxes calculated at the effective rate of 44.5% to the total tax provision as follows:

                                                                                 1999
                                                                      ---------------

      Income taxes (recovery) at statutory rates                      $       227,000
      Adjustment to valuation adjustment                                     (227,000)
                                                                      ---------------
                                                                      $            --


      Tax losses available to reduce taxable income of future years   $       227,000
      Less: Deferred tax assets valuation allowance                          (227,000)
                                                                      ---------------

      Net tax assets                                                  $            --


     The Company has net operation loss carry-forwards to reduce taxable income of approximately $511,000 which expires during 2006.


--------------------------------------------------------------------------------

8.   UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

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

--------------------------------------------------------------------------------

9.   SEGMENTED INFORMATION

     Approximately 75% of the Company's sales are to the United States with the remaining 25% having no more than 5% concentrated in any one country. The assets of the company are in Canada.
--------------------------------------------------------------------------------